

January 26, 2012

Ms. Safra A. Catz
President and Chief Financial Officer
Oracle Corporation
500 Oracle Parkway
Redwood City, CA 94065

> **Re:** **Oracle Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2011**
> **Filed June 28, 2011**
> **Form 10-Q for the Quarterly Period Ended November 30, 2011**
> **Filed December 23, 2011**
> **File No. 000-51788**

Dear Ms. Catz:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2011

Consolidated Financial Statements

Note 18. Legal Proceedings, page 130

1. Your statement on page 133 that you do not believe the "outcome" of any claims or legal matters will have a materially adverse effect on your consolidated financial position, results of operations or cash flows is unclear. For example, it is unclear whether this phrase suggests that the accrued amount is immaterial, the range of reasonably possible

loss in excess of amounts accrued is immaterial, or something else. In future filings, please clarify this phrase for consistency with the terminology as defined in ASC 450-20-50 and provide us with your proposed future disclosure.

Form 10-Q for the Quarterly Period Ended November 30, 2011

Condensed Consolidated Financial Statements

Note 14. Legal Proceedings, page 22

2.   We note numerous news articles regarding the lawsuit Hewlett-Packard filed against the company due to the company's decision to discontinue software development on the Intel Itanium microprocessor. We also note various news articles indicating that the company has been subject to investigations regarding possible Foreign Corrupt Practices Act violations for more than a year. Please tell us how you considered the guidance in paragraphs 50-3 though 50-5 of ASC 450-20-50 in evaluating the need to disclose these pending matters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief